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RECEIVED

2014 JUL -8 PM 2:35

SEC / MR

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 32070

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Christian Financial Services, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10916 West Half Moon Pass
(No. and Street)

Littleton (City) CO (State) 127 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Doug Brode 303-279-3130
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson Jr., CPA
(Name – *if individual, state last, first, middle name*)

15565 Northland Drive Suite 508W (Address) Southfield (City) MI (State) 48075 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Doug Brode, swear (or af that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertain) the firm of Christian Financial Services LLC, as of December 31, 20 13, are true and correct. I furth vear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary est in any account classified solely as that of a customer, except as follows:

Doug Brode
Signature

CEO - CFS LLC
Title

Notary Public

DAVID M SPOTTSVILLE
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 20134037311
MY COMMISSION EXPIRES JUNE 17, 2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole ~~Proprietors' Capital.~~
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Un ule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 1 .
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition v espect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since t te of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5).*

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

Board of Directors
Christian Financial Services, LLC

Report on the Financial Statements

I have audited the accompanying statement of financial condition of Christian Financ Services, LLC as December 31, 2013and the related statements of income, changes in stockholder's ity, changes in liabilities to claims of general creditors, and cash flows for the year ended that are fil ursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financi atements.

Management's Responsibility for the Financial Statements

Management is responsible for the presentation and fair presentation of these financi atements with accounting principles generally accepted in the United States of America; this includ ıe design, implementation, and maintenance of internal control relevant to the preparation and : presentation of financial statements that are free from material misstatement, whether due to fraud o or.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on my it. I conducted my audit in accordance with auditing standards generally accepted in the United Stat f America. Those standards require that we plan and perform the audit to obtain assurance abou ether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts l disclosures in the financial statements. The procedures selected depend on the auditor's judgment, i ıding the assessment of the risks of material misstatement of the financial statements, whether to fraud or error. In making those risk assessments, the auditor considers internal control releva the Company's preparation and fair presentation of the financial statements in order to design audit edures that are appropriate in the circumstances, but not for the purpose of expressing an opinion of effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit includes evaluating the appropriateness of accounting policies used and reasonableness of sig :ant accounting estimates made by management, as well as evaluating the overall presentation of the ıncial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to prov ı basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all materi spects, the financial position of Christian Financial Services, LLC as of December 31, 2013, an sults of

operations and its cash flows for the year then ended in accordance principles genera! ccepted in the United States of America.

Other Matters

My audit was conducted for the purpose of forming an opinion on the financial statei :s as a whole. The information contained in the Net Capital Computation is presented for purposes dditional analysis and is not a required part of the financial statements, but is supplementary ir nation required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the re ısibility of management and was derived from and related directly to the underlying accounting other records used to prepare the financial statements. The information in the Net Capital Computa ı has been subjected to the auditing procedures applied in the audit of the financial statements a ertain additional procedures, including comparing and reconciling such information directl the underlying accounting and other records used to prepare the financial statements or to the financ tatements themselves, and other additional procedures in accordance with auditing standards ge ılly accepted in the United States of America. In my opinion, the information in the Net Capital Com ıtion if fairly stated in all material respects in relation to the financial statements as a whole.

Edward Richardson Jr., CPA
Southfield, MI. 48075
February 22, 2014

Christian Financial Services, LLC
BALANCE SHEET
As of December 31, 2013

ASSETS

CURRENT ASSETS		
Cash In Bank	$	18,417.00
Accounts Receivable		7,030.00
Accounts Receivable		2,000.00
Total Current Assets		27,447.00
PROPERTY AND EQUIPMENT		
TOTAL ASSETS	$	27,447.00

The footnotes are an integral part of the financial statements.

Christian Financial Services, LLC
BALANCE SHEET
As of December 31, 2013

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES

LONG-TERM LIABILITIES

MEMBERS' EQUITY

Members' Equity	27,447.00
Total Members' Equity	27,447.00
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 27,447.00

The footnotes are an integral part of the financial statements.

Christian Financial Services, LLC
STATEMENT OF INCOME

	12 Months Ended December 31, 2013
Revenues	
Underwriting fees	$ 137,930.61
Total Revenues	137,930.61
Operating Expenses	
Floor brokerage, exchange, and c	1,591.00
Occpancy	70.00
Other expenses	2,196.00
Total Operating Expenses	3,857.00
Operating Income (Loss)	134,073.61
Net Income (Loss)	$ 134,073.61

The footnotes are an integral part of the financial statements.

Christian Financial Services, LLC
STATEMENT OF MEMBERS' EQUITY

	12 Months Ended December 31, 2013	
Beginning of Period	$	38,674.00
Plus: Net Income	$	134,073.61
Plus: Prior Period Adjustment	$	(0.61)
Less: Member Distributions		(145,300.00)
MEMBERS' EQUITY END OF PERIOD	$	27,447.00

The footnotes are an integral part of the financial statements.

Christian Financial Services, LLC
STATEMENT OF CASH FLOWS
For the 12 months Ended December 31, 2013

		2013
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$	134,073.61
Adjustments to reconcile Net Income (Loss) to net Cash provided by (used in) operating activities:		
Prior Period Adjustment		(0.61)
Losses (Gains) on sales of Fixed Assets		0.00
Decrease (Increase) in Operating Assets:		
Accounts Receivable		(9,030.00)
Other		2,000.00
Increase (Decrease) in Operating Liabilities:		
Accrued Liabilities		0.00
Total Adjustments		(7,030.61)
Net Cash Provided Bv (Used in) Operating Activities		127,043.00
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds From Sale of Fixed Assets		0.00
Net Cash Provided Bv (Used In) Investing Activities		0.00
CASH FLOWS FROM FINANCING ACTIVITIES		
Member Distributions		(145,300.00)
Treasury Stock		0.00
Net Cash Provided By (Used In) Financing Activities		(145,300.00)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(18,257.00)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		36,674.00
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$	18,417.00

The footnotes are an integral part of the financial statements.

CHRISTIAN FINANCIAL SERVICES, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2013

	Contributed Capital	Accumulated Income	Total Member's Equity
Balance at January 1, 2013	$ -	$ 36,674	$ 36,674
Net Income for the year ended December 31, 2013	-		134,074
Member Contributions	-	-	-
Member Distributions	-		(145,300)
Prior Period Adjustment	-	-	(1)
Balance at December 31, 2013	$ -	$ 36,674	$ 25,447

The footnotes an are integral part of the financial statements.

CHRISTIAN FINANCIAL SERVICES, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2013

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by Christian Financial Services, LLC (the Compa nd the methods of applying those principles which materially affect the determination of f cial position, results of operation and cash flows are summarized below:

Organization

Christian Financial Services, LLC (the "Company"), is a Colorado limited liability npany organized on January 1, 2002. The Company is broker-dealer registered with the S ities and Exchange Commission (SEC) and is a member of the Financial Industry Regulator thority (FINRA). The Company operated primary in the Denver Metropolitan Area as an ducing broker under clearing agreements with other broker-dealers.

As a Colorado Limited Liability Company ("LLC"), the Company has the some of attributes of a sole partnership, a general partnership and a corporation. For tax purposes, it i ated as a partnership. It is essentially a business entity created by contract of the member, m as a limited partnership. The member is protected from personal liability for the act of t LC, much like a shareholder of a corporation. An LLC also differs from a limited partn ip by not imposing personal liability on a member for participating in the management of the C.

Description of Business

The Company is engaged in business as a securities broker – dealer for private plac nts of securities, acting as a placement agent and as an intermediary between buyers and rs of private equity funds in the secondary market.

Basis of Accounting

The financial statements of the Corporation have been prepared on the accrual basi accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturi three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Corporation considers accounts receivable to be fully collectible; accordingly, llowance for doubtful accounts is required. If amounts become uncollectible, they will be ch d to operations when that determination is made.

Revenue Recognition

Commission revenues are recorded by the Company when the service is rendered.

CHRISTIAN FINANCIAL SERVICES, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2013

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of cre sk consist primarily of cash and cash equivalents. All of the Company's cash and cash equival are held at high credit quality financial institutions.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carri the financial statements at an amount that approximates fair value and include cash and equivalents. Fair values are based on quoted market prices and assumptions concen the amount and timing of estimated future cash flows and assumed discount rates refle varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Compreh ve Income, establishes requirements for disclosure of comprehensive income that incl certain items previously not included in the statement of income, including unrealized gain d losses on available-for-sales securities and foreign currency translation adjustment among rs. During the year ended December 31, 2013, the Company did not have any compon of comprehensive income to report.

Estimates

The preparation of financial statements in conformity with accounting principles ge lly accepted in the United States of America requires management to make estimates a assumptions that affect the reported amounts of assets and liabilities and disclosure ontingent assets and liabilities at the date of the financial statements and the reported amount evenues and expenses during the reporting period. Actual results could differ from those est es.

Concentrations

The company has revenue concentrations; variable annuities and mutual funds. .

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchang t of 1934, the Company is required to maintain a minimum net capital, as defined under such isions. Net capital and the related net capital ratio may fluctuate on a daily basis.
There were no material differences in the net amount reported as Net Capital in the ited Computation of Net Capital and the broker-dealer's corresponding unaudited Part I f the FOCUS report required under Rule 15c3-1.

CHRISTIAN FINANCIAL SERVICES, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2013

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or secu ;. There were no material inadequacies in the procedures followed in adhering to the except ›rovisions of SEC Rule 15c-3-3(k)(i).

NOTE D – SIPC RECONCILIATION

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental rep vhich includes procedures related to the broker-dealers SIPC annual general assessment r ıciliation or exclusion-from-membership forms. In circumstances where the broker-dealer re s $500,000 or less in gross revenues, they are not required to file the supplemental S report. The Company is exempt from filing the supplemental report under SEA Rule 17a-: 4) because it is reporting less than $500,000 in gross revenue.

NOTE E – COMMITMENTS AND CONTINGENCIES

Mercury Securities, LLC does not have and never had any commitments, guarante r contingencies (arbitrations, lawsuits, claims, etc.) that may result in a loss or future ıgation or that may be asserted against the firm at a future date.

NOTE F – RENT

The amount of rent for December 31, 2013 was $70.00

NOTE G - SUBSEQUENT EVENT

The Company has evaluated events subsequent to the balance sheet date for items ı iring recording or disclosure in the financial statements. The evaluation was performed ugh February 22, 2014, which is the date the financial statement were available to be is . Based upon this review, the Company has determined that there were no events which to ace that would have a material impact on its financial statements.

Supplementary Information

Supplementary

Pursuant to rule 17a-5 of the

Securities and Exchange Act of 1934

As of and for the Year Ended December 31, 2013

Christian Financial Services, LLC.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2013

Computation of Net Capital

Total Stockholder's equity:		$	27,447.00
Nonallowable assets:			
Other Assets	0.00		
Fixed Assets	0.00		
Accounts receivable – other	9,030.00		(9,030.00)
Other Charges			
Haircuts	0.00		
Undue Concentration	0.00		(0.00)
Net allowable capital			18,417.00

Computation of Basic Net Capital Requirement

Minimum net capital required as a percentage of aggregate indebtedness	$	0.00
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000.00
Net capital requirement	$	5,000.00
Excess net capital	$	13,417.00

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	-	0.00
Percentage of aggregate indebtedness to net capital	=	0.00%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

Computation of Net Capital reported on FOCUS IIA as of December 31, 2013	$	18,417.00
Adjustments:		
Change in Equity (Adjustments)		0.00
Change in Non-Allowable Assets		(0.00)
Change in Haircuts		(0.00)
Change in Undue Concentration		0.00
NCC per Audit		18,417.00
Reconciled Difference		(0.00)

See accountant's audit report

Christian Financial Services, LLC.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2013

Exemptive Provisions Rule 15c3-3

The client is exempt under 15c3-3(k)(1).

Statement of Changes in Liabilities Subordinated to the Claims of General Cr[illegible]rs

Balance of such claims at January 1, 2013	$	
Additions		
Reductions		
Balance of such claims at December 31, 2013	$	—

REPORT ON INTERNAL CONTROL

For the year ended December 31, 2013

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

February 22, 2014

Board of Directors
Christian Financial Services, LLC
10916 West Half Moon Pass
Littleton, CO 80127

In planning and performing my audit of the financial statements and supplemental s lules of Christian Financial Services, LLC for the year ended December 31, 2013, I conside ts internal control, in order to determine my auditing procedures for the purpose of expressing opinion on the financial statements, and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ( ), I have made a study of the practices and procedures followed by the company, including t of such practices and procedures that I considered relevant to the objective stated in rule 17 g) in making the periodic computations of aggregate indebtedness and net capital under r 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c. Because the Company does not carry securities accounts for customers or perform custodial tions relating to customer securities, I did not review the practices and procedures follow y the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and compa ns.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under ion 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Re System.

The management of the Company is responsible for establishing and maintaining ir al control, and the practices and procedures referred to the preceding paragraphs. In fulfilling responsibility, estimates and judgments by management are required to assess the e ted benefits and related costs of controls, and of the practices and procedures referred t the preceding paragraphs and to assess whether those practices and procedures can be e cted to achieve the SEC's above mentioned objectives. Two of the objectives of internal co l and the practices and procedures are to provide management with reasonable, but not absol assurance, that assets for which the Company has responsibility are safeguarded against loss fi unauthorized use of disposition, and that transactions are executed in accordance w management's authorization and recorded properly to permit the preparation of fin l statements in accordance with accounting principles generally accepted in the Unit ates. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the prec g paragraphs.

Because of inherent limitations in internal control or the practices and procedures r ed to above, errors or fraud may occur and not be detected. Also, projection or any evalu n of them

to future periods is subject to the risk that they may become inadequate because of c ges in conditions or that the effectiveness of their design and operation may deteriorate.
My consideration of internal control would not necessarily disclose all matters in in ıl control that might be material weaknesses under standards established by the American Inst · of Certified Public Accountants. A material weakness is a condition in which the desig operation of the specific internal control components does not reduce to a relatively low level isk that errors or fraud in amounts that would be material in relation to the financial stateme ɔeing audited may occur and not be detected within a timely period by employees in the n ıl course of performing their assigned functions. However, I noted the following condition th :onsider to be a material weakness as defined above.

> Only one person is responsible for all accounting and reporting functions. Accordingly, there is no segregation of duties. Due to the size of the Company, management does not feel it is cost-effective to change this condition.

I understand that practices and procedures that accomplish the objectives referred tc he preceding paragraphs of this report are considered by the SEC to be adequate for its ɔoses in accordance with the Securities and Exchange Act of 1934 and related regulations, a ıat practices and procedures that do not accomplish such objectives in all material resp indicate a material inadequacy for such purposes. Based on this understanding and my study, I ieve that the Company's practices and procedures were adequate at December 31, 2013, to m he SEC's objectives.

This report is intended solely for the information and use of management, the SEC a he regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Ac 1934 in their regulation of registered brokers and dealers, and is not intended to be, and sho ıot be, used by anyone other than these specified parties.

Edward Richardson Jr CPA

Edward Richardson, Jr., CPA

CHRISTIAN FINANCIAL SERVICES, LLC
December 31, 2013

Contents

United States Securities and Exchange Commission's

Facing Page i

Oath of Affirmation ii

Independent Accountants' Report 1

Financial Statements

Balance Sheet 3

Statement of Income 5

Statement of Member's Equity 6

Statement of Cash Flows 7

Statement of Changes in Members' Equity 8

Independent Accountants' Report on Supplementary Information 9

Supplementary Information

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Comm ı 13

Information Relating to Possession or Control Requirements and Computation for Det nation of the Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission 14

Independent Accountants' Supplementary Report on Internal Control 15